UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Spark Networks, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value Per Share
(Title of Class of Securities)

84651P100
(CUSIP Number)
Richard A. Silberberg Moab Capital Partners, LLC 15 East 62nd Street New York, NY 10065 (212) 981-2645
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 616900106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Moab Capital Partners, LLC 20-4093001
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |_|
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	|_|
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene- ficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,311,350
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,311,350
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,311,350
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
13.	Percent of Class Represented by Amount in Row (11) 5.0%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 616900106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Moab Partners, LP 20-4092810
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |_|
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	|_|
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene- ficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,311,350
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,311,350
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,311,350
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
13.	Percent of Class Represented by Amount in Row (11) 5.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 616900106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael M. Rothenberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |_|
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	|_|
6.	Citizenship or Place of Organization United States of America
Number of Shares Bene- ficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,311,350
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,311,350
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,311,350
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
13.	Percent of Class Represented by Amount in Row (11) 5.0%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 616900106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David A. Sackler
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |_|
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	|_|
6.	Citizenship or Place of Organization United States of America
Number of Shares Bene- ficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,311,350
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,311,350
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,311,350
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
13.	Percent of Class Represented by Amount in Row (11) 5.0%
14.	Type of Reporting Person (See Instructions) IN, HC

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Shares, $0.001 par value (the “Shares”), of Spark Networks, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 8383 Wilshire Boulevard, Suite 800, Beverly Hills, California, 90211.

Item 2.	Identity and Background

(a)       This Schedule 13D is being filed on behalf of Moab Capital Partners, LLC (“Moab LLC”); Moab Partners, L.P. (“Moab L.P.”); Mr. Michael M. Rothenberg and Mr. David A Sackler (collectively, the “Reporting Persons”, and each, a “Reporting Person”).

(b)      The address of each Reporting Person is 15 East 62nd Street, New York, NY  10065.

(c)       (i) The principal business of Moab LLC is to act as the investment manager for Moab, L.P. and its affiliated private investment funds.
   (ii) The principal business of Moab L.P. is investing in event-driven securities, often as an activist shareholder or bondholder.
   (iii) The principal occupation of each of Messrs. Rothenberg and Sackler is managing member of Moab LLC.

(d)      None.

(e)      None.

(f)       (i)    Moab LLC is a Delaware limited liability company.
  (ii)   Moab L.P. is a Delaware limited partnership.
  (iii)  Messrs. Rothenberg and Sackler are each United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

Moab L.P. expended approximately $5,407,089 (excluding commissions) of its investment capital to acquire the Shares it holds.

Moab L.P. effects purchases of securities primarily through margin accounts maintained with Bear, Stearns Securities Corp., which may extend margin credit to Moab L.P. as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account.

Item 4.	Purpose of Transaction

The purpose of the acquisition of the Shares was and is for investment purposes, and the acquisitions of the Shares by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.  Subject to market conditions and other factors, the Reporting Persons may purchase additional Shares, maintain their present ownership of Shares or sell some or all of the Shares.

All information and opinions herein are the sole views of the Reporting Persons as of November 29, 2007.

The Reporting Persons have purchased the Shares in open market transactions because in their opinion, the Shares are significantly undervalued as of November 29, 2007 based on the strong franchise and operating metrics of the Issuer’s key asset JDATE®.com and the free cash flow per Share that the Issuer generates as a consolidated entity and the potential upside to the free cash flow per Share if the Issuer were to pursue any or all of the three following recommended initiatives.

1. Expense reductions
The Reporting Persons believe there is an opportunity to significantly reduce general and administrative expenses, as reported (which exclude direct marketing, sales and marketing, customer service, technical operations and development expenses) from $22.6 million or 34% of net revenues in the latest twelve months (“LTM”) period ended September 30, 2007.  Management of the Issuer, lead by Adam Berger has outlined a number of initiatives to reduce these expenses as well as a number of one-time items which caused these expenses to be inflated in the LTM period.  The Reporting Persons expect future results to show meaningful reductions in the general and administrative expense category.

2. Continued share repurchases
The Reporting Persons believe that the Issuer’s ongoing share repurchases have created significant value for shareholders.  Based on publicly available information, in 2007 the Issuer has so far repurchased nearly 5.4 million shares, representing 21% of the remaining shares outstanding at an average price near current levels.  The Reporting Persons commend management’s aggressiveness in repurchasing the Shares and believe that, given the stable free cash flow that the Issuer has demonstrated that it generates, management should continue to utilize excess cash to repurchase the Shares at or near current levels to the extent possible.

3. Potential for an Advertising revenue stream
The Reporting Persons believe that a new revenue stream could be developed if the Issuer further explored the possibility of collecting advertising revenue from outside businesses who might want access to the loyal members and users of the online personals websites that the Issuer operates.  The Reporting Persons believe prior management has not sufficiently explored this opportunity.

Lastly, the Reporting Persons believe that significant shareholder value could be created through the evaluation of strategic alternatives which might involve the potential sale of some or all of the online personals businesses of the Issuer.  The Reporting Persons believe that the Issuer’s branded businesses would be particularly attractive and synergistic to related companies in the online personals industry such as the well capitalized IAC/ InteractiveCorp the operator of Match®.com, as well as ethnic media businesses in the various verticals operated by the Issuer and private equity investors.

Except as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.        Interest in Securities of the Issuer

(a)       Moab L.P. owns 1,311,350 Shares.  Because Moab LLC has sole voting and investment power over Moab L.P.’s security holdings, and Messrs. Rothenberg and Sackler, in their roles as the managers of Moab LLC, control its voting and investment decisions, each of Moab L.P., Moab LLC, and Messrs. Rothenberg and Sackler may be deemed to have beneficial ownership of the 1,311,350 Shares owned of record by Moab L.P., which represent approximately 5.0% of the outstanding Shares.
All ownership percentages are based on 26,122,789 Shares outstanding, which is calculated based on the amount of shares outstanding as of November 7, 2007 of 26,817,789, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, as filed with the Securities and Exchange Commission on November 9, 2007, adjusted to reflect the Issuer’s repurchase of 695,000 shares on November 29, 2007 as reported in the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on November 29, 2007.

Messrs. Rothenberg and Sackler disclaim beneficial ownership of such Shares.

(b)       With respect to all of the Shares that are held by Moab L.P., Messrs. Rothenberg and Sackler have the sole power to vote and dispose or direct the disposition of the Shares.

(c)       Transactions effected in Shares that have taken place in the past sixty days are attached as Exhibit A.

(d)       Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Joint filing agreement pursuant to Rule 13d-1(k), attached as Exhibit B.

[SIGNATURE PAGE FOLLOWS]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2007

Moab Partners, L.P.
By: Moab Capital Partners, LLC,
its General Partner

By: __________________________________________
Michael M. Rothenberg, Managing Director

Moab Capital Partners, LLC

By: __________________________________________
Michael M. Rothenberg, Managing Director

_____________________________________________
Michael M. Rothenberg

_____________________________________________
David A. Sackler

Exhibit A

Moab L.P. transactions in the Shares during the past 60 days.

Trade Date	Number of Shares Purchased (Sold)	Price Per Share (Excluding Commission)
2007-10-01	47,000	$3.63
2007-10-02	9,027	$3.86
2007-10-03	6,200	$3.89
2007-10-04	26,300	$3.79
2007-10-05	24,500	$3.73
2007-10-08	9,600	$3.69
2007-10-09	16,100	$3.75
2007-10-10	2,000	$3.77
2007-10-12	7,300	$3.80
2007-10-15	19,100	$4.04
2007-10-17	35,000	$4.03
2007-10-18	2,500	$3.99
2007-10-23	1,000	$3.95
2007-10-25	4,000	$4.00
2007-10-26	12,000	$3.90
2007-10-29	12,100	$3.88
2007-10-30	100	$3.80
2007-10-31	39,000	$3.68
2007-11-01	5,500	$3.62
2007-11-02	88,900	$4.02
2007-11-05	5,300	$4.01
2007-11-06	7,400	$4.06
2007-11-07	13,900	$4.02
2007-11-08	18,200	$3.88
2007-11-08	5,300	$3.85
2007-11-09	7,100	$3.89
2007-11-12	27,600	$3.94
2007-11-13	49,400	$3.90
2007-11-14	2,100	$3.99
2007-11-15	17,000	$3.99
2007-11-19	3,000	$3.96
2007-11-20	13,400	$3.96
2007-11-21	67,900	$3.95
2007-11-28	10,000	$4.00

Exhibit B

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.”  The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings.  The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date:  November 29, 2007

Moab Partners, L.P.
By: Moab Capital Partners, LLC,
its General Partner

By: __________________________________________
Michael M. Rothenberg, Managing Director

Moab Capital Partners, LLC

By: __________________________________________
Michael M. Rothenberg, Managing Director

_____________________________________________
Michael M. Rothenberg

_____________________________________________
David A. Sackler